DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR August 6, 2002

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable










					FORM 27

                      MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                       OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013


2.  Date of Material Change
    -----------------------

    August 6, 2002


3.  Press Release
    -------------

    August 6, 2002


4.  Summary of Material Change
    --------------------------

    DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that a streamlined Board of Directors has made certain senior management changes and is completing a restructuring of operations in Europe following Company's recently announced memorandum of understanding with Rotch Limited.

    Board Changes:

    Mr. Marvin Josif of Rotch Ltd. has been appointed to the board of DynaMotive, and has assumed the office of Chief Financial Officer (interim). Mr. Josif brings proven experience in capital markets and in corporate development activities and as a Rotch representative, will also oversee together with Andrew Kingston - President & CEO - the implementation of the Rotch MOU, including the planned $ 5,000,000 equity placement.

    Mr. Bayne Boyes, Mr. Ricardo Altube and Dr. Desmond Radlein are stepping DynaMotive's Technical Advisory Committee and Mr. Altube will remain as a member of this committee.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release



6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A


7.  Omitted Information
    -------------------

    N/A


8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    604) 267-6013


9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 7th day of August, 2002


                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)   "Richard Lin"
                                        Richard C.H. Lin
                                        Chairman





IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.













DYNAMOTIVE ENERGY SYSTEMS CORPORATION            News Release - August 6, 2002

             DynaMotive Announces Board, Management Changes
    And Restructuring of Operations in Europe Following Rotch Ltd. Agreement

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that a streamlined Board of Directors has made certain senior management changes and is completing a restructuring of operations in Europe following Company's recently announced memorandum of understanding with Rotch Limited.

Board Changes:

Mr. Marvin Josif of Rotch Ltd. has been appointed to the board of DynaMotive, and has assumed the office of Chief Financial Officer (interim). Mr. Josif brings proven experience in capital markets and in corporate development activities and as a Rotch representative, will also oversee together with Andrew Kingston - President & CEO - the implementation of the Rotch MOU, including the planned $ 5,000,000 equity placement.

Mr. Bayne Boyes, Mr. Ricardo Altube and Dr. Desmond Radlein are stepping down from DynaMotive's board. Dr. Radlein has been appointed Chairman of DynaMotive's Technical Advisory Committee and Mr. Altube will remain as a member of this committee.

Through the implementation of these changes, DynaMotive's Board has been reduced to seven members which represent several of the Company's constituencies, including investor groups, geographic areas and financial and technical disciplines that will allow for effective corporate oversight.

The Board is now comprised of the following members:

Mr. Richard Lin - Chairman,
Mr. Andrew Kingston - President & CEO
Mr. Marvin Josif - Chief Financial Officer (interim)
Dr. Curtin Winsor, Jr - Independent Director
Dr. Michael McDowell - Independent Director
Mr. Shing-Cheng Hong - Independent Director
Mr. Chih-Lin Chu - Independent Director.

Senior Management:

At the executive management level, Mr. Rodolfo Guido continues as COO and Mr. Warren Johnson as CTO.

European Operations:

DynaMotive and Rotch are finalising restructuring of operations in Europe and expect the Company to benefit from reduced operational costs while enhancing technical capabilities. As part of this process, new management has been appointed for the Company's Border Biofuels subsidiary, with Mr. Andrew Kingston appointed as the sole Director and Mr. Gabriel Dadoun of Rotch appointed as Corporate Secretary. Rotch and DynaMotive are working towards ensuring that full operational capabilities are in place within the month of August.

Commenting on the latest changes, Mr. Richard Lin, Chairman of DynaMotive said: "The changes will provide renewed impetus for the Company which will benefit from a dynamic and multifaceted board, providing the direction and skills critical to our success. In the past year, we streamlined our management structure and focussed our operations through the divestiture of our metal cleaning division. The Board recognized that a more compact board would better meet the Company's needs. On behalf of the Board, I would like to extend my special thanks to Messrs. Boyes, Altube and Dr. Radlein who have served DynaMotive in an exemplary manner. I would also like to welcome Mr. Josif to DynaMotive's Board."

DynaMotive's patented fast pyrolysis system (BioTherm(TM)) converts biomass to fuel oil and fuel-grade char. Through the application of its technology and know-how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly fuel. Biomass examples include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. DynaMotive has successfully converted each of these residues, which are available worldwide, into BioOil and char making them a renewable and environmentally friendly oil and char reserve.
For further information on Rotch, please go to www.Rotch.com

For more information on DynaMotive, please call:
Corporate Communications        Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005    Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                Managing Director
Tel: (44) (0) 20-7518-9380   Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson                Chief Operating Officer   DynaMotive Corporation
Tel: (323) 460-4900          Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Certain statements contained in this news release, which are not based on historical facts, are forward looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to uncertainties and risks in part detailed in the company's filings with the Securities and Exchange Commission, that may cause actual results to materially differ from projections. Although DynaMotive believes its expectations are reasonable assumptions within the bounds of its knowledge of its businesses and operations; there can be no assurance that actual results will not differ materially from their expectations. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the company's ability to continue as a going concern; the fact that the company has not achieved positive cash flows; volatility of the company's stock and price; the ability to raise funds for working capital; access to borrowed or equity capital on favorable terms and financing. In light of these risks and uncertainty, there can be no assurance that the forward-looking information contained in this report will, in fact, occur.
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